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                       [DEKALB GENETICS CORPORATION LOGO]

                           DEKALB GENETICS CORPORATION

                                 NEWS RELEASE

David R. Wagley
Vice President & Treasurer
(815) 758-9383

FOR IMMEDIATE RELEASE
WEDNESDAY, JUNE 3, 1988

DEKALB RECEIVES REQUEST FOR ADDITIONAL INFORMATION FROM DEPARTMENT OF JUSTICE
                           ON MONSANTO TRANSACTION

DEKALB, Illinois, June 3, 1998 -DEKALB Genetics Corporation and Monsanto Company announced today that they have received requests for additional information and other documentary materials from the U.S. Department of Justice (DOJ) under the Hart-Scott-Rodino Act concerning Monsanto's previously announced acquisition of DEKALB. This request extends the waiting period under the Hart-Scott-Rodino Act during which the parties are prohibited from closing the transaction. The companies said that they intend to comply with the DOJ's requests for information as quickly as possible.

         On May 15, 1998 Monsanto commenced a cash tender offer for all of the common stock of DEKALB at $100 net per share. The second step of the transaction will be a merger in which any remaining stock of DEKALB will be exchanged for cash at the same price per share paid in the tender offer. If the tender offer is not completed by May 9, 1999, the offer price will increase by 50 cents per share on the 10th day of each month, starting on May 10, 1999.

         The tender offer is conditioned on the expiration of the Hart-Scott-Rodino waiting period and other customary conditions. The tender offer is currently scheduled to expire June 12, 1998. As previously disclosed, under the terms of the merger agreement between Monsanto and DEKALB, Monsanto is required to extend the tender offer pending satisfaction of the Hart-Scott-Rodino waiting period and the other conditions to the offer, but in no event beyond November 9, 1999, unless the offer is earlier terminated in accordance with the terms of the merger agreement.

         DEKALB is a global leader in agricultural genetics and a top hybrid seed corn company in the United States. It also has a strong presence in Latin America, plus seed interests in Europe and Southeast Asia. DEKALB currently offers its customers Monsanto traits for YieldGard(R) insect-protected corn and Roundup Ready(R) herbicide-tolerant corn.

         As a life science company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition, and health. The company's 21,900 employees worldwide make and market high-value agricultural products, pharmaceuticals, and food ingredients.

NOTE: Roundup Ready and YieldGard are registered trademarks of, and used under license from, Monsanto Company.

         Based in Dekalb, Illinois, DEKALB Genetics Corporation is a worldwide leader in agricultural genetics and biotechnology for seed and swine. DEKALB Genetics Corporation Class B Common Stock is traded on the New York Stock Exchange under the symbol DKB.

         Forward-looking statements are subject to several risk factors that could cause actual results to differ from projections Among these factors are the company's relative product performance and competitive market position, weather conditions, commodity prices, trade market conditions, and intellectual property matters.

NOTE: DEKALB news releases are available at no charge through PR Newswire's Company News On-Call fax service and on DEKALB's Web site. For a menu of DEKALB's press releases or to retrieve a specific release, call 800-758-5804, extension 262250, or http://www.dekalb.com on a the Internet.


                   3100 Sycamore Road, DeKalb, IL 60115-9600
                         815-758-3461 FAX: 815-758-3711